

Vive Restaurant Group LLC
Strategic Business and Marketing Plan

The information in this document is confidential and is to be only read by authorized parties. Please refer to the confidentiality agreement for further details. This business plan is not an offering for securities.
Confidentiality Agreement

The undersigned reader acknowledges that the information provided in this business plan is confidential; therefore, the reader agrees not to disclose it without the express written permission of or an authorized agent of Vive Restaurant Group LLC.

It is acknowledged by the reader that information furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, and may cause serious harm or damage to aforementioned parties.

This business plan is not to be copied or reproduced by any means without the sole written consent of an authorized agent of Vive Restaurant Group LLC.

Upon request, this document is to be immediately returned.

_____   _____
Signature   **Date**

_____
Name (typed or printed)

Cinco TacoBar

Table of Contents

1.0 Executive Summary

The purpose of this business plan is to execute the development of *Cinco TacoBar* while showcasing the expected financials and operations over the next three years.
Cinco TacoBar ("the Company") is a DBA of Vive Restaurant Group LLC registered in the State of California. The Company will provide a diverse line of Mexican food items served in a "fast casual format" to customers in its targeted market. The Company was founded by William Bonhorst and Silvano Hernandez.

1.1 The Products and Services

The Company will offer unique Mexican dishes. The menu will consist of tacos, burritos, assorted sides e.g. (Spanish rice, quesadillas, proprietary dishes), juices and a select number of specialty items. The menu will be different from average or common taquerias as it will follow a build and customize menu format for speed and clarity, rarely seen in taquerias. All products will be locally sourced when possible. The store focuses primarily on unique blend of regional spices and herbs from the Michoacán region of Mexico. The business will also offer breakfast items.

The Company will pride itself on being a small, but quick service restaurant that seeks to provide only the highest quality products in an inviting modern atmosphere. The level of design and style for Cinco TacoBar has not been previously seen in the taqueria section of restaurants. We will emphasis an extreme attention to cleanliness and inviting ambience. Some may say chipotle variant, but with more authentic and traditional flavors.

The third section of the business plan will further describe the services offered by *Cinco TacoBar.*

1.2 Financing

Mr. Bonhorst and Mr. Hernandez will use personal funds totaling $110,000 from a joint Checking account under Vive Restaurant Group LLC. Furthermore, additional reserve and/or emergency capital totaling $25,000 has been acquired from Citibank (Approved). The financing will be used for the following:

- Developments of the Company's restaurant location build out.
- Financing for the first 12 months of operation.
- Capital to purchase equipment for the Company's kitchen.
- Capital improvement expense for remodel.

1.3 Mission Statement

Cinco TacoBar's mission is to provide it's customers with a unique blend of freshly prepared Mexican Food. A fast casual dining experience. Excellent customer service will be paired with a unique execution of speed and cleanliness unseen in the Mexican taqueria market. Tacos and burritos will be the bulk of our sale but we will also feature a selection of high end dishes and seasonal dishes. Locally sourced and affordable.

1.4 Management Team

The Company was founded by William Bonhorst and Silvano Hernandez whom have a combined 25 years of entrepreneurial experience in the food service and hospitality industry. Through their expertise, they will be able to bring the operations of the business to profitability within its first year of operations.

1.5 Sales Forecasts

Management expects a strong rate of growth at the start of operations. Below are the expected financials over the next three years (hyper-conservative).

Proforma Profit and Loss (Yearly)			
Year	1	2	3
Sales	$533,700	$640,440	$749,315
Operating Costs	$209,811	$219,189	$228,868
EBITDA	$190,464	$261,141	$333,118
Taxes, Interest, and Depreciation	$80,172	$105,997	$133,085
Net Profit	$110,292	$155,143	$200,033



1.6 Expansion Plan

The Founders expects that the business will aggressively expand during the first three years of operation. They intend to implement social media, print ad, and event marketing campaigns that will effectively target customers within the target market.



2.0 Company and Financing Summary

2.1 Registered Name and Corporate Structure

The Company is a DBA of Vive Restaurant Group LLC registered in the State of California.

2.2 Required Funds

At this time, the Company requires $110,000 of personal and debt funds. Below is a breakdown of how these funds will be used:

Projected Startup Costs	
Business Startup Year	1
Initial Lease Payments and Deposits	$8,000
Working Capital	$30,000
FF&E	$20,000
Leasehold Improvements	$15,000
Security Deposits	$5,000
Inventory	$2,500
Kitchen Equipment	$15,000
Marketing Budget	$5,000
Miscellaneous and Unforeseen Costs	$9,500
Total Startup Costs	$110,000


Use of Funds
5%
9%
7%
27%
14%
14%
18%
2%
4%
Initial Lease Payments and Deposits
Working Capital
FF&E
Leasehold Improvements
Security Deposits
Inventory
Kitchen Equipment

2.3 Investor Equity

The founders are not seeking an investment from a third party at this time.

2.4 Management Equity

William Bonhorst owns 50% and Silvano Hernandez owns 50% of Cinco TacoBar.

2.5 Exit Strategy

The founders will not seek to sell the business to a third party regardless of the earnings multiplier. The Company will seek to expand to local communities upon successful development of the Company. The Company may hire a qualified franchise consultant on behalf of the company to expand.

3.0 *Cinco TacoBar* Products and Operations

Through the Company's first strategic location, the founders will be able to provide customers with a unique menu of Mexican dishes. The menu will range from traditional meats like Carne Asada and AL pastor to proprietary recipes like tequila lime shrimp and Peruvian black beans. Our build and customized menu is and streamlined for speed and efficiency. We believe that our layout is unique, clean, and revolutionary in the taqueria market. ***Cinco TacoBar*** anticipates that the business will earn 40% gross margins on protein rich food and 45% to 80% on non protein products and drinks offered by the business. The menu and full pricing offered by ***Cinco TacoBar*** can be found in the fifth section of the business plan.

Currently, the founders are sourcing a number of inventory and equipment suppliers for the ongoing and one time costs associated with this business. The founders anticipate that the kitchen equipment required in this business plan will total $15,000. A full equipment list is available upon request.

Furthermore, the founders' top priority (along with serving the highest quality products) is to comply with all state and local laws regarding the sale of food and beverages the general public. Within the restaurant facility, the Company will handle all meat/dairy products, properly (and will inform employees on safe food handling practices). The founders will ensure, at all times, the restaurant facility is in compliance with all health and food safety laws.

4.0 Strategic and Market Analysis

4.1 Economic Outlook

This section of the analysis will detail the economic climate, in the restaurant industry, the customer profile, and the competition that the business will face as it progresses through its business operations.

Currently, the economic market condition in the United States is moderate.

GDP	Unemployment
2.4% in '14; 3% or better in second half of year	Pace of decline will slow; about 6.3% by end '14
Interest rates	**Inflation**
Short-term rates to stay low through '14	Ticking up slightly to 1.8% in '14
Business spending	**Energy**
Spending up 4.5%-5% in '14 as U.S. growth strengthens	Oil trading between $95 and $100/bbl. through June
Housing sales	**Retail sales**
Existing homes up 2%, April-Dec., new ones up 10% in '14	About 5% growth in '14
Trade deficit	**Practical Economics columns**
Narrowing about 5% in '14; oil imports declining	Make sense of the latest data and trends

4.2 Industry Analysis

Brands such as Chipotle Mexican Grill, Panera Bread, Qdoba Mexican Grill and Baja Fresh are considered the top restaurants in the fast casual segment of the industry. Fast casual restaurants have started eating into the market share fast food chains for the last couple of years. According to Technomic's 2014 Top 500 chain restaurant report, sales for fast casual chains grew by 11% and store count by 8% in 2013. Although Chipotle generated $3.2 billion in revenues in 2013, which in comparison to McDonald's seems to be a much smaller figure, the revenue growth has been consistently at around 20% for Chipotle for 5 years now.

Big brands such as McDonald's, Subway and Starbucks have been facing a huge threat by the leading fast casual restaurants, as the traffic growth in the latter segment surpassed that of every other segment for the fifth consecutive year.

According to the NPD group, the fast casual segment saw an 8% rise in the guest count in the 12-month period ended in November last year, whereas traffic count was flat for quick service restaurants. This consumer shift is primarily due to the fact that people with higher disposable income are inclined more towards quality and hygienic food, unlike less nutritional junk food in most of the quick service outlets.

Average customer count per company-operated restaurant annually at McDonald's, the leading brand in QSR segment, has been diminishing by 1.3% for two consecutive years, whereas for a successful fast casual restaurant such as Chipotle, the average guest count has been rising by 5% and 2.3% in the last two years.

In leading fast food restaurants, price of meals ranges from $3 to $6 on an average, whereas in any casual dining restaurant, price of meals is no less than $13. Lying between the two segments is the fast casual segment where typical cost per meal ranges from $8 to $15. According to the NPD group, the fast-casual segment's average ticket was $7.40 for the 12-month period ended last November, higher than the $5.30 for QSRs and well below casual dining's average of $13.66. This range difference is due to the additional costs of high quality organic ingredients and flavors in the dishes and other conveniences such as non-plastic proper dining utensils and plates in a soothing ambiance. Average spend per customer per visit at a McDonald's company-operated store has been rising for the last three years but at a very slow pace as the growth rate has dropped significantly. In 2013, the figure reached $3.88, up by mere 0.6% over the prior year.

For Chipotle, the average customer spend per visit per restaurant in 2013 stood at $11.56, one of the highest in the fast casual segment, with a growth rate of 1% over the prior year. The average ticket per restaurant has been rising consistently for leading fast casual brands, due to commodity price fluctuations being passed on to the customers. The sector still maintains its traffic count indicating that people prefer quality and hygiene over a rise in item prices.

In conclusion Cinco Tacobar will capitalize on the success and the increased market share of Fast Casual restaurants.





4.3 Customer Profile

Cinco TacoBar average client will be middle to upper middle class man or woman living in the Company's target market. Common traits among customers will include:

- Annual household income exceeding $50,000
- Lives or works no more than 15 miles from the Company's location.
- Will spend $7 per visit to *Cinco TacoBar*

Cinco TacoBar takes special care to ensure a positive experience for customers in every visit, understanding that each and every customer is a significant advocate for the business. The company strives to enlighten senses: sight, smell, and taste. From the customers first moment in the store, he or she is greeted by the brightly colored display of fresh fruits and vegetables. Customers will often have opportunities to taste samples of certain items on display.

Ingredients, freshness, safety, taste, nutrition, and appearance are some of the key quality metrics that *Cinco TacoBar* focuses on.



FOOD & MENU TRENDS

TOP 5 2014 MENU TRENDS

TABLESERVICE

1 Locally sourced meat and seafood

2 Locally grown produce

3 Environmental sustainability

4 Healthful kids' meals

5 Gluten-free cuisine

Source: National Restaurant Association, What's Hot in 2014 chef survey

LIMITED-SERVICE

1 Gluten-free items

2 Healthful kids' meals

3 Spicy items

4 Fruit/vegetable sides in kids' meals

5 Locally sourced produce

Source: National Restaurant Association, *Restaurant Trends Survey*, 2013

Consumers Go Local

Percent of restaurant operators who say their customers are more interested in locally sourced items than they were two years ago

- Family dining 72%
- Casual dining 73%
- Fine dining 91%
- Quickservice 50%
- Fast casual 70%

Source: National Restaurant Association, *Restaurant Trends Survey*, 2013

Nutrition Makes a Difference

Consumers take notice of healthful menu options

	All Adults	Men	Women
More healthy options available compared to two years ago	81%	79%	84%
More likely to visit a restaurant that offers healthy options	72%	67%	76%

Source: National Restaurant Association, *National Household Survey*, 2013

4.4 Local Competition

Cinco TacoBar faces minimal competition from external forces. The Companies strategic differentiation strategy sets itself leaps and bounds ahead of its competitors. Cinco TacoBar will focus on unique menu items, extreme cleanliness, and a relaxing and inviting ambiance. *Cinco TacoBar* produces the highest food products at competitive prices.

Our diverse menu of products, unique high traffic location serving a complementary community base and our clear shaped image and brand is positioned for success.

Tacos El Gordo, 579 Floresta Blvd, San Leandro, CA 94578
Taquería Guadalajara 14327 E 14th St, Ste A San Leandro, CA 94578
El Grullo Taco Truck 1720 Adams St San Leandro, CA 94577
Taquería Los Pericos 1389 E 14th St San Leandro, CA 94577

5.0 Marketing Plan

Cinco TacoBar intends to maintain an extensive marketing campaign that will ensure maximum visibility for the business in its targeted market. Below is an overview of the marketing strategies and objectives of the Company.

5.1 Marketing Objectives

- Obtain a highly visible retail location that can be easily seen by pedestrians
- Implement a local campaign with the Company's targeted market via the use of facebook, instagram, print ads, signage, event marketing, web based advertising, and yelp advertising.
- Implementation of a loyalty card program to obtain free products for loyal *Cinco TacoBar* patronage.

5.2 Marketing Strategies

Cinco TacoBar intends on using a number of marketing strategies that will allow the Company to easily gain the patronage of men, women and children within the target market. These strategies include traditional print advertisements and ads placed on search engines on the Internet. Below is a description of how the business intends to market its services to the general public.

Foremost, the Company intends to source a highly visible retail location in either a stand alone property or within a highly trafficked setting. This will allow *Cinco TacoBar* to have instant recognition among local residents of its location and the types of food products offered.

Cinco TacoBar, on a regular basis, will distribute coupons/menus directly to residents within the target market as well as through local web based ads, Eg. (Constant contact, yelp, opentable, facebook, and groupon. At the onset of operations, the business will aggressively promote a number of discount offers to drive traffic to the location so that patrons become familiar with the business and the quality of its food products and service.

5.3 Menu

Cinco TacoBar

THE BURRITO

MEAT →

- AL PASTOR
- POLLO ASADO
- POLLO EN CONSOME
- CARNE ASADA
- CARNE MOLIDA
- CARNITAS
- TEQUILA SHRIMP
- GRILLED VEGGIES (ZUCCINI, ONIONS, BELL PEPPERS, MUSHROOMS)

RICE →

CLASSIC SPANISH
CILANTRO LIME
SAZONADO BROWN RICE

BEANS →

PINTO REFRIED
PINTO WHOLE
PERUVIAN BLACK BEANS
PERUVIAN REFRIED BLACK BEANS

SALSA →

ORANGE SAUCE
VERDE
ROJA

FILLER

JACK CHEESE
LETTUCE
PICO DE GALLO
SOUR CREAM ADD 1.00
GUACOMOLE ADD $1.50

*TORTILLA OPTIONS UPON REQUEST
CLASSIC FLOUR, WHOLE WHEAT, SPINACH



THE TACOS

MEAT

- Al Pastor
- Pollo Asado
- Pollo En Consome
- Carne Asada
- Carne Molida
- Carnitas
- Tequila Shrimp
- Grilled Veggies (Zuccini, onions, bell Peppers, Mushrooms)

ANTOJOS

Quesadilla

Empanada

Ensalada

Tacos De Camaraon

Flautas

Papusa

Fruita Picada

DINNER PLATES

*All Served with rice and beans

enchiladas
-Mole
-Rojas
-Verdes,

Fajitas

Cazuela

SIDES

rice

Beans

Mango Pico de Gallo

guacomole

Queso Sampler

Fruita Picada

ensalada Fresca





DRINKS

Horchata
Tamarindo
Jaimica

Aguas
Melon
Pina

Coke Freestyle

DRANKS

Domestic Beer

Imported Beer

Draft

Michelada

Beerita

Wine
red white

Champagne



5.4 Remodel Design Initiative















5.4 Remodel Design Initiative

















5.5 Food Product Examples and Presentation









6.0 Organizational Plan and Personnel Summary

6.1 Corporate Organization



6.2 Organizational Budget

Personnel Plan - Yearly			
Year	1	2	3
Managing Partners	$20,000	$20,000	$20,000
Assistant Manager	$29,000	$29,870	$30,766
Store Employees	$52,500	$54,075	$55,697
Bookkeeper (P/T)	$12,500	$12,875	$13,261
Total	$114,000	$116,820	$119,725

Numbers of Personnel			
Year	1	2	3
Managing Partners	2	2	2
Assistant Manager	1	1	1
Store Employees	3	3	3
Bookkeeper (P/T)	1	1	1
Totals	7	7	7

6.2 Organizational Budget (Cont.)



6.3 Management Biographies

William Bonhorst

William is a cultivator of key relationships through all levels of the hospitality industry. Having held Equity Partnership, Director and Portfolio Management roles, he has developed strong negotiation, problem resolution and client and consumer needs assessment aptitude.

William is equally proficient at identifying opportunities, developing focus and providing tactical business and consumer solutions. He is highly analytical thinker who drives results through leadership. He is a life-long learner with a constant desire and motivation to exceed consumer satisfaction.

William L. Bonhorst

3415 Otter Ct • Hayward Hills, CA 94542• Tel.: (860) 940 - 9290 • Email: WBonhorst@gmail.com

EDUCATION

Stanford University – Management Science & Engineering, SCPM, Stanford Certified Project Management Professional
Business GPA: (In Progress) Stanford University, 701 Welch Rd. Palo Alto, CA 94304

School of Business & Economics – Bachelor of Science Degree, California State University Los Angeles, CA
Major: Business Administration, **Emphasis:** Operations Management, *Cumulative GPA:* 3.8, *Business GPA:* 3.86 **Minor:** Economics
Accolades: Magna Cum Laude Business Graduate, Honor Society of Phi Kappa Phi, Vice President of ASI (Student Government)
National Parking Association - Certified Parking Professional (CPP), 2013

PROFESSIONAL EXPERIENCE

Program Manager – Parking Solutions, San Francisco Bay Area   Jan 14 -Present
Xerox State & Local Solutions, Inc.

- Complex project management/execution in parking and transportation systems and solutions throughout SF Bay Area
- Entrepreneurial project development involving challenging requirements, limited resources, and fixed governmental operation Budgets – Regional 100 Million P&L responsibility driven to Wall Street reporting
- 5 direct reports, oversight of 50 production control & call center staffers in Los Angeles, and 2 project controllers in the Philippines

Portfolio Manager – San Francisco Bay Area   Dec 11- Jan 14
LAZ Parking – San Francisco Municipal Transportation Agency (SFMTA) San Francisco, California

- Position's focus on direct multi-unit management and cultivation of key relationships with all levels of business, executives, cities and counties (Project Management Specialist) lead, develop, and manage the Pacific Northwest operations and strategic growth
- Direct oversight of SFMTA portfolio (Group C) & management of assets, budgets and revenue in excess of 19 million annually
- New account and program development, complex budget analysis (Tagetik Planning and Forecasting), complex financial/fiscal analysis and reporting, intricate legislative and economic analysis
- Entrepreneurial mindset relating to expansion of profit margins for current accounts and managed expenses while maintaining the highest level of service thresholds and initiatives that are aligned with the expectations of the client

Director of Operations – (Business Operations & Development)   Oct 05-Dec 11
National Valet Services, Orange, California – Specialty Restaurant Corporation (SRC)

- Development, analysis and formulation of annual budgets; develops guidelines and instruction on budget process and procedures; reviews requests for staffing and capital outlay; forecasts funds needed for staffing, equipment and various projects; prepares departmental budget presentations - P & L/Functional reporting
- Create structured, organized, and professional services customized to meet and exceed niche demands of business clientele
- Specialized expertise and strategic guidance through in-depth market and competitive research to drive planning and decision support for current and new account acquisitions; Identifying and developing business opportunities with "Hunter Mentality"
- Develop and enhance SOP's and proposals while providing critical analysis for emerging markets
- Coach, train, develop and manage account supervisors, lead, coordinate, and manage teams effectively and efficiently

General Manager & Business Development -   Jan 00-Aug 05
Hi Tech Mobile Services, Bristol, Connecticut

- Performed a variety of complex administrative, operational and analytical duties in support of division activities; coordinate project activities with district departments, divisions and external organizations
- Best Practices - Formulate and implement departmental, and organizational policies and procedures to maximize output and reach

LEADERSHIP EXPERIENCE & ACTIVITIES

Global Strategic Management Competition Team, Los Angeles, CA   Jan 10 -Mar 10
Member
- Lead, presented and competed among 55 teams finishing in 1st place with 99% ranking in global strategic management competition (99% ranking are given out scarcely: 1 in 100) Participated in 150 hours of case training
- Strategic integration of core business knowledge; interdisciplinary exposure to complex executive decisions in business including global strategy under conditions of uncertainty

Netting Nations (Non-Profit Organization), Los Angeles, CA   Sep 09-June 10
Operations Coordinator & financial planner
- Developed the financial planning strategy and on-campus marketing campaign
- Assisted in leading and organizing financial planning committee and meetings to prepare for presentations
- Managed the budget and allocated media to achieve maximum reach and frequency

SKILLS & INTERESTS

- Highly analytical thinker with demonstrated talent for identifying, developing, and streamlining complex work processes
- Thrives in environments requiring ability to prioritize and juggle multiple concurrent projects / Meticulous attention to detail
- Goal-driven leader who confidently motivates and mobilizes employees to meet high performance standards

*References, work history contacts & letters of recommendation available upon request

6.3 Management Biographies (Cont.)

Silvano Hernandez

Silvano has fifteen years of experience in the food and restaurant industry. His roles and position have ranged from his early start bussing tables to managing one of the Bay Area's busiest restaurants with seventy two employees and annual sales of 4.8 million dollars. His ascension through the hierarchy of the restaurant business is a testament to his drive and leadership. Silvano has served as waiter, bartender, kitchen aid, chef, prep cook, marketing director and manager.

Silvano's extensive roles in nearly all aspects of the restaurant business have positioned him with a unique set of skills to succeed in a restaurant ownership role. He prides himself on his innate curiosity and energetic personality. Silvano's mission is to share his knowledge and pride in Mexican cuisine, something he views as his heritage and passion in life.

3415 OTTER CT • HAYWARD CA 94542
510-301-4535 • SILVANO@TEQUILASLAPINATA.COM

SILVANO HERNANDEZ MEJIA

WORK EXPERIENCE

2010-current, La Penca Azul, 1440 Park St., Alameda, CA 94501
 -*Line Cook/Chef/Food Preparer.*
 Duties: Preparation of various menu items for daily restaurant orders. Meat, seafood, and vegetable organization and cleaning. Proprietary recipe development. Inventory control. Kitchen management and food safety practices.

2010- 2013, Vive! Brands, 1151 Harbor Bay Parkways, Ste 130, Alameda, CA, 94502
 -*Marketing Director.*
 Duties: Social Media Director expanded and maintained business presence via social media. Managed social media posts via twitter, instagram, face book, and constant contact. Oversaw all print and multi-media projects and advertising.
 people, hired vendors and contractors.

2001-2010, La Piñata Restaurant, 1440 Park St, Alameda CA 94501
 -*Manager/Bar Manager/Server.*
 Duties: Managed restaurant team of up to 50 employees, customer service relations, food handling safety, governed food and bar quality.

EDUCATION

2003-2008, San Francisco State University, San Francisco, California
 Bachelor of Science: Business Administration, GPA 3.55
 Multiple Dean's List Awards,

2008-2010, Chabot Community College, Hayward CA
  Associate in Arts: English, GPA 3.72

QUALIFICATIONS
  Strong three year background successfully managing organizations to achieve business goals. Alameda County Food Safety Certified. BarSmarts Certified Mixologist. Experienced sales professional with proven track record. Dynamic personality that inspires people to want to work for. Persistent and driven. Superb leadership, interpersonal, planning and communication abilities.

REFERENCES
  Octavio Guzman, Owner/ Operator, La Penca Azul, 510-769-9110
  Alfonso Guzman, Owner/Operator, La Piñata, 510-352-8901

7.0 Financial Plan

7.1 Underlying Assumptions

The Company has based its performance financial statements on the following:

- *Cinco TacoBar* will have an annual revenue growth rate of 18% per year.
- The founders will invest $110,000 from personal funds/loan to develop the business.
- The loan will have a 5year term with a 9% interest rate (if needed).

7.2 Sensitivity Analysis

In the event of an economic downturn, the business may have a decline in its revenues. During these times, people may demand fewer food items or less expenses options as they cut back on their discretionary expenditures. However, the business model allows for generation of less expensive food items and variations e.g. (smaller portions and non protein items). Also the business generates substantial margins from its sales, and as such, the business will always be able to remain profitable and cash flow positive while concurrently servicing its financial obligations.

7.3 Source of Funds

Financing	
Equity Contributions	
Management Investment	$110,000.00
Total Equity Financing	$25,000.00
Banks and Lenders	
Banks and Lenders	$25,000.00
Total Debt Financing	$25,000.00
Total Financing	**$135,000.00**

7.4 General Assumptions

General Assumptions			
Year	**1**	**2**	**3**
Long Term Interest Rate	9.0%	9.0%	9.0%
Federal Tax Rate	33.0%	33.0%	33.0%
State Tax Rate	5.0%	5.0%	5.0%
Personnel Taxes	15.0%	15.0%	15.0%

7.5 Profit and Loss Statements

Proforma Profit and Loss (Yearly)			
Year	1	2	3
Sales	$533,700	$640,440	$749,315
Cost of Goods Sold	$133,425	$160,110	$187,329
Gross Margin	75.00%	75.00%	75.00%
Operating Income	$400,275	$480,330	$561,986

Expenses			
Payroll	$114,000	$116,820	$119,725
General and Administrative	$13,200	$13,728	$14,277
Marketing Expenses	$13,343	$16,011	$18,733
Professional Fees and Licensure	$3,500	$3,605	$3,713
Insurance Costs	$10,000	$10,500	$11,025
Rent and Utilities	$36,000	$37,800	$39,690
Miscellaneous Costs	$2,669	$3,202	$3,747

Payroll Taxes	$17,100	$17,523	$17,959
Total Operating Costs	**$209,811**	**$219,189**	**$228,868**

EBITDA	**$190,464**	**$261,141**	**$333,118**
Federal Income Tax	$62,853	$85,618	$109,511
State Income Tax	$9,523	$12,972	$16,593
Interest Expense	$2,082	$1,693	$1,267
Depreciation Expenses	$5,714	$5,714	$5,714

Net Profit	**$110,292**	**$155,143**	**$200,033**
Profit Margin	**20.67%**	**24.22%**	**26.70%**

Proforma Profit and Loss (Yearly)			
Year	1	2	3
Sales	$533,700	$640,440	$749,315
Operating Costs	$209,811	$219,189	$228,868
EBITDA	$190,464	$261,141	$333,118
Taxes, Interest, and Depreciation	$80,172	$105,997	$133,085
Net Profit	$110,292	$155,143	$200,033



7.6 Cash Flow Analysis

Proforma Cash Flow Analysis - Yearly			
Year	1	2	3
Cash From Operations	$116,006	$160,858	$205,747
Cash From Receivables	$0	$0	$0
Operating Cash Inflow	**$116,006**	**$160,858**	**$205,747**
Other Cash Inflows			
Equity Investment	$25,000	$0	$0
Increased Borrowings	$25,000	$0	$0
Sales of Business Assets	$0	$0	$0
A/P Increases	$10,000	$11,500	$13,225
Total Other Cash Inflows	**$60,000**	**$11,500**	**$13,225**
Total Cash Inflow	**$176,006**	**$172,358**	**$218,972**
Cash Outflows			
Repayment of Principal	$4,146	$4,535	$4,960
A/P Decreases	$9,000	$10,800	$12,960
A/R Increases	$0	$0	$0
Asset Purchases	$50,000	$40,214	$51,437
Total Cash Outflows	**$63,146**	**$55,549**	**$69,357**
Net Cash Flow	**$112,860**	**$116,809**	**$149,616**
Cash Balance	**$112,860**	**$229,669**	**$379,284**



7.7 Balance Sheet

Proforma Balance Sheet - Yearly			
Year	1	2	3
Assets			
Cash	$112,860	$229,669	$379,284
Amortized Development/Expansion Costs	$42,500	$46,521	$51,665
Kitchen Equipment	$15,000	$35,107	$60,826
FF&E	$20,000	$36,086	$56,661
Inventory	$2,500	$2,500	$2,500
Accumulated Depreciation	($5,714)	($11,429)	($17,143)
Total Assets	**$187,146**	**$338,455**	**$533,793**

Liabilities and Equity			
Accounts Payable	$1,000	$1,700	$1,965
Long Term Liabilities	$20,854	$16,320	$11,785
Other Liabilities	$0	$0	$0
Total Liabilities	**$21,854**	**$18,020**	**$13,750**

Net Worth	**$165,292**	**$320,435**	**$520,043**
Total Liabilities and Equity	**$187,146**	**$338,455**	**$533,793**



7.8 Breakeven Analysis

Monthly Break Even Analysis			
Year	1	2	3
Monthly Revenue	$23,312	$24,354	$25,430
Yearly Revenue	$279,748	$292,252	$305,157



7.9 Business Ratios

Business Ratios - Yearly			
Year	1	2	3
Sales			
Sales Growth	0.0%	20.0%	17.0%
Gross Margin	75.0%	75.0%	75.0%
Financials			
Profit Margin	20.67%	24.22%	26.70%
Assets to Liabilities	8.56	18.78	38.82
Equity to Liabilities	7.56	17.78	37.82
Assets to Equity	1.13	1.06	1.03
Liquidity			
Acid Test	5.16	12.75	27.58
Cash to Assets	0.60	0.68	0.71

Three Year Profit and Loss Statement

Profit and Loss Statement (First Year)							
Months	1	2	3	4	5	6	7
Sales	**$38,400**	**$38,460**	**$38,520**	**$39,120**	**$39,720**	**$40,320**	**$42,120**
Cost of Goods Sold	$9,600	$9,615	$9,630	$9,780	$9,930	$10,080	$10,530
Gross Margin	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%
Operating Income	$28,800	$28,845	$28,890	$29,340	$29,790	$30,240	$31,590
Expenses							
Payroll	$9,500	$9,500	$9,500	$9,500	$9,500	$9,500	$9,500
General and Administrative	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100	$1,100
Marketing Expenses	$1,112	$1,112	$1,112	$1,112	$1,112	$1,112	$1,112
Professional Fees and Licensure	$292	$292	$292	$292	$292	$292	$292
Insurance Costs	$833	$833	$833	$833	$833	$833	$833
Rent and Utilities	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Miscellaneous Costs	$222	$222	$222	$222	$222	$222	$222
Payroll Taxes	$1,425	$1,425	$1,425	$1,425	$1,425	$1,425	$1,425
Total Operating Costs	$17,484	$17,484	$17,484	$17,484	$17,484	$17,484	$17,484
EBITDA	$11,316	$11,361	$11,406	$11,856	$12,306	$12,756	$14,106
Federal Income Tax	$4,522	$4,529	$4,536	$4,607	$4,678	$4,748	$4,960
State Income Tax	$685	$686	$687	$698	$709	$719	$752
Interest Expense	$188	$185	$183	$180	$177	$175	$172
Depreciation Expense	$476	$476	$476	$476	$476	$476	$476
Net Profit	$5,445	$5,484	$5,523	$5,894	$6,266	$6,637	$7,745

Profit and Loss Statement (First Year Cont.)						
Month	8	9	10	11	12	1
Sales	**$43,920**	**$46,980**	**$50,580**	**$54,780**	**$60,780**	**$533,700**
Cost of Goods Sold	$10,980	$11,745	$12,645	$13,695	$15,195	$133,425
Gross Margin	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%
Operating Income	$32,940	$35,235	$37,935	$41,085	$45,585	$400,275
Expenses						
Payroll	$9,500	$9,500	$9,500	$9,500	$9,500	$114,000
General and Administrative	$1,100	$1,100	$1,100	$1,100	$1,100	$13,200
Marketing Expenses	$1,112	$1,112	$1,112	$1,112	$1,112	$13,343
Professional Fees and Licensure	$292	$292	$292	$292	$292	$3,500
Insurance Costs	$833	$833	$833	$833	$833	$10,000
Rent and Utilities	$3,000	$3,000	$3,000	$3,000	$3,000	$36,000
Miscellaneous Costs	$222	$222	$222	$222	$222	$2,669
Payroll Taxes	$1,425	$1,425	$1,425	$1,425	$1,425	$17,100
Total Operating Costs	$17,484	$17,484	$17,484	$17,484	$17,484	$209,811

EBITDA	$15,456	$17,751	$20,451	$23,601	$28,101	$190,464
Federal Income Tax	$5,172	$5,533	$5,957	$6,451	$7,158	$62,853
State Income Tax	$784	$838	$903	$977	$1,085	$9,523
Interest Expense	$170	$167	$164	$162	$159	$2,082
Depreciation Expense	$476	$476	$476	$476	$476	$5,714
Net Profit	$8,854	$10,736	$12,951	$15,534	$19,223	$110,292

Profit and Loss Statement (Second Year)					
			2		
Quarter	Q1	Q2	Q3	Q4	2
Sales	$128,088	$160,110	$172,919	$179,323	$640,440
Cost of Goods Sold	$32,022	$40,028	$43,230	$44,831	$160,110
Gross Margin	75.0%	75.0%	75.0%	75.0%	75.0%
Operating Income	**$96,066**	**$120,083**	**$129,689**	**$134,492**	**$480,330**
Expenses					
Payroll	$23,364	$29,205	$31,541	$32,710	$116,820
General and Administrative	$2,746	$3,432	$3,707	$3,844	$13,728
Marketing Expenses	$3,202	$4,003	$4,323	$4,483	$16,011
Professional Fees and Licensure	$721	$901	$973	$1,009	$3,605
Insurance Costs	$2,100	$2,625	$2,835	$2,940	$10,500
Rent and Utilities	$7,560	$9,450	$10,206	$10,584	$37,800
Miscellaneous Costs	$640	$801	$865	$897	$3,202
Payroll Taxes	$3,505	$4,381	$4,731	$4,906	$17,523
Total Operating Costs	**$43,838**	**$54,797**	**$59,181**	**$61,373**	**$219,189**
EBITDA	**$52,228**	**$65,285**	**$70,508**	**$73,119**	**$261,141**
Federal Income Tax	$17,124	$21,404	$23,117	$23,973	$85,618
State Income Tax	$2,594	$3,243	$3,503	$3,632	$12,972
Interest Expense	$461	$436	$411	$385	$1,693
Depreciation Expense	$1,429	$1,429	$1,429	$1,429	$5,714
Net Profit	**$30,621**	**$38,773**	**$42,049**	**$43,701**	**$155,143**

Profit and Loss Statement (Third Year)					
			3		
Quarter	Q1	Q2	Q3	Q4	3
Sales	$149,863	$187,329	$202,315	$209,808	$749,315
Cost of Goods Sold	$37,466	$46,832	$50,579	$52,452	$187,329
Gross Margin	75.0%	75.0%	75.0%	75.0%	75.0%
Operating Income	**$112,397**	**$140,497**	**$151,736**	**$157,356**	**$561,986**
Expenses					
Payroll	$23,945	$29,931	$32,326	$33,523	$119,725
General and Administrative	$2,855	$3,569	$3,855	$3,998	$14,277
Marketing Expenses	$3,747	$4,683	$5,058	$5,245	$18,733
Professional Fees and Licensure	$743	$928	$1,003	$1,040	$3,713
Insurance Costs	$2,205	$2,756	$2,977	$3,087	$11,025
Rent and Utilities	$7,938	$9,923	$10,716	$11,113	$39,690
Miscellaneous Costs	$749	$937	$1,012	$1,049	$3,747
Payroll Taxes	$3,592	$4,490	$4,849	$5,028	$17,959
Total Operating Costs	**$45,774**	**$57,217**	**$61,794**	**$64,083**	**$228,868**
EBITDA	**$66,624**	**$83,280**	**$89,942**	**$93,273**	**$333,118**
Federal Income Tax	$21,902	$27,378	$29,568	$30,663	$109,511
State Income Tax	$3,319	$4,148	$4,480	$4,646	$16,593
Interest Expense	$358	$331	$303	$275	$1,267
Depreciation Expense	$1,429	$1,429	$1,429	$1,429	$5,714
Net Profit	**$39,616**	**$49,994**	**$54,162**	**$56,261**	**$200,033**

Three Year Cash Flow Analysis

Cash Flow Analysis (First Year)								
Month	1	2	3	4	5	6	7	8
Cash From Operations	$5,921	$5,960	$5,999	$6,371	$6,742	$7,113	$8,221	$9,330
Cash From Receivables	$0	$0	$0	$0	$0	$0	$0	$0
Operating Cash Inflow	$5,921	$5,960	$5,999	$6,371	$6,742	$7,113	$8,221	$9,330
Other Cash Inflows								
Equity Investment	$25,000	$0	$0	$0	$0	$0	$0	$0
Increased Borrowings	$25,000	$0	$0	$0	$0	$0	$0	$0
Sales of Business Assets	$0	$0	$0	$0	$0	$0	$0	$0
A/P Increases	$833	$833	$833	$833	$833	$833	$833	$833
Total Other Cash Inflows	**$50,833**	**$833**	**$833**	**$833**	**$833**	**$833**	**$833**	**$833**
Total Cash Inflow	**$56,754**	**$6,793**	**$6,833**	**$7,204**	**$7,575**	**$7,946**	**$9,055**	**$10,163**
Cash Outflows								
Repayment of Principal	$331	$334	$336	$339	$342	$344	$347	$349
A/P Decreases	$750	$750	$750	$750	$750	$750	$750	$750
A/R Increases	$0	$0	$0	$0	$0	$0	$0	$0
Asset Purchases	$50,000	$0	$0	$0	$0	$0	$0	$0
Total Cash Outflows	**$51,081**	**$1,084**	**$1,086**	**$1,089**	**$1,092**	**$1,094**	**$1,097**	**$1,099**
Net Cash Flow	**$5,673**	**$5,709**	**$5,746**	**$6,115**	**$6,484**	**$6,852**	**$7,958**	**$9,064**
Cash Balance	**$5,673**	**$11,382**	**$17,128**	**$23,243**	**$29,727**	**$36,579**	**$44,537**	**$53,601**

Cash Flow Analysis (First Year Cont.)					
Month	9	10	11	12	1
Cash From Operations	$11,213	$13,427	$16,010	$19,699	$116,006
Cash From Receivables	$0	$0	$0	$0	$0
Operating Cash Inflow	**$11,213**	**$13,427**	**$16,010**	**$19,699**	**$116,006**
Other Cash Inflows					
Equity Investment	$0	$0	$0	$0	$25,000
Increased Borrowings	$0	$0	$0	$0	$25,000
Sales of Business Assets	$0	$0	$0	$0	$0
A/P Increases	$833	$833	$833	$833	$10,000
Total Other Cash Inflows	**$833**	**$833**	**$833**	**$833**	**$60,000**
Total Cash Inflow	**$12,046**	**$14,260**	**$16,843**	**$20,532**	**$176,006**
Cash Outflows					
Repayment of Principal	$352	$355	$357	$360	$4,146
A/P Decreases	$750	$750	$750	$750	$9,000
A/R Increases	$0	$0	$0	$0	$0
Asset Purchases	$0	$0	$0	$0	$50,000
Total Cash Outflows	**$1,102**	**$1,105**	**$1,107**	**$1,110**	**$63,146**
Net Cash Flow	**$10,944**	**$13,156**	**$15,736**	**$19,423**	**$112,860**
Cash Balance	**$64,545**	**$77,701**	**$93,438**	**$112,860**	**$112,860**

Cash Flow Analysis (Second Year)					
			2		
Quarter	Q1	Q2	Q3	Q4	2
Cash From Operations	$32,172	$40,214	$43,432	$45,040	$160,858
Cash From Receivables	$0	$0	$0	$0	$0
Operating Cash Inflow	**$32,172**	**$40,214**	**$43,432**	**$45,040**	**$160,858**
Other Cash Inflows					
Equity Investment	$0	$0	$0	$0	$0
Increased Borrowings	$0	$0	$0	$0	$0
Sales of Business Assets	$0	$0	$0	$0	$0
A/P Increases	$2,300	$2,875	$3,105	$3,220	$11,500
Total Other Cash Inflows	**$2,300**	**$2,875**	**$3,105**	**$3,220**	**$11,500**
Total Cash Inflow	**$34,472**	**$43,089**	**$46,537**	**$48,260**	**$172,358**
Cash Outflows					
Repayment of Principal	$1,096	$1,121	$1,146	$1,172	$4,535
A/P Decreases	$2,160	$2,700	$2,916	$3,024	$10,800
A/R Increases	$0	$0	$0	$0	$0
Asset Purchases	$8,043	$10,054	$10,858	$11,260	$40,214
Total Cash Outflows	**$11,299**	**$13,874**	**$14,920**	**$15,456**	**$55,549**

Net Cash Flow	$23,173	$29,215	$31,617	$32,804	$116,809
Cash Balance	$136,033	$165,248	$196,865	$229,669	$229,669

Cash Flow Analysis (Third Year)					
			3		
Quarter	Q1	Q2	Q3	Q4	3
Cash From Operations	$41,149	$51,437	$55,552	$57,609	$205,747
Cash From Receivables	$0	$0	$0	$0	$0
Operating Cash Inflow	**$41,149**	**$51,437**	**$55,552**	**$57,609**	**$205,747**
Other Cash Inflows					
Equity Investment	$0	$0	$0	$0	$0
Increased Borrowings	$0	$0	$0	$0	$0
Sales of Business Assets	$0	$0	$0	$0	$0
A/P Increases	$2,645	$3,306	$3,571	$3,703	$13,225
Total Other Cash Inflows	**$2,645**	**$3,306**	**$3,571**	**$3,703**	**$13,225**
Total Cash Inflow	**$43,794**	**$54,743**	**$59,123**	**$61,312**	**$218,972**
Cash Outflows					
Repayment of Principal	$1,199	$1,226	$1,254	$1,282	$4,960
A/P Decreases	$2,592	$3,240	$3,499	$3,629	$12,960
A/R Increases	$0	$0	$0	$0	$0
Asset Purchases	$10,287	$12,859	$13,888	$14,402	$51,437
Total Cash Outflows	**$14,078**	**$17,325**	**$18,641**	**$19,313**	**$69,357**
Net Cash Flow	**$29,716**	**$37,418**	**$40,482**	**$41,999**	**$149,616**
Cash Balance	**$259,385**	**$296,803**	**$337,285**	**$379,284**	**$379,284**

Cinco TacoBar

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